LIBERTY INTERNATIONAL

Fax

RECEIVED
2007 JUL -5 A 10:-4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	2 July 2007
Pages:	5		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange today.

07024937

Yours faithfully

Ruth Pavey
Senior Company Secretarial Assistant

PROCESSED
JUL 16 2007
THOMSON FINANCIAL

dlw 7/12

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY
INTERNATIONAL

July 2, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
<u>File No. 82-34722</u>

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "EC&O Venues (Earls Court and Olympia Group) enters into Joint Venture agreement with Liberty International PLC".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

2 July 2007

EC&O VENUES (EARLS COURT AND OLYMPIA GROUP) ENTERS INTO JOINT VENTURE AGREEMENT WITH LIBERTY INTERNATIONAL PLC

Attached is an announcement made by Capital & Counties, wholly owned subsidiary of Liberty International PLC.

Susan Folger
Company Secretary
Tel No 020 7960 1200

July 2 2007

EC&O VENUES (EARLS COURT AND OLYMPIA GROUP) ENTERS INTO JOINT VENTURE AGREEMENT WITH LIBERTY INTERNATIONAL PLC

The shareholders of EC&O Venues (Earls Court and Olympia Group), headed by Chief Executive Officer Anthony Lyons, have announced a 50:50 joint venture agreement with Capital & Counties, a subsidiary of Liberty International PLC.

Capital & Counties has agreed to acquire a 50 percent interest in EC&O for a sum that, taking account of all assets, debt and other liabilities of the business, values the company at approximately £375-380million.

The partnership will own and manage Earls Court and Olympia Exhibition Centres and the Brewery (Chiswell Street, London EC2) with the aim of establishing the venues as landmark leisure destinations, centred around the core businesses of exhibitions, conferences and special events.

Commenting on the establishment of the partnership, Anthony Lyons said "We came to this business with a plan to increase shareholder value and the equity and reputation of the brand. We are delighted to have created this relationship with Capital & Counties which will enable EC&O Venues to build on its position as owner and operator of London's leading event venues."

Ian Hawksworth, Managing Director of Capital & Counties, commented "We are looking forward to participating in the future of EC&O and to enhancing its already excellent reputation whilst exploring opportunities to intensify use."

-ends-

For further information:

Jeremy Probert, Director of Communications, EC&O Venues
+44 20 7370 8037, 0777 333 8727, jeremy.probert@eco.co.uk

Ian Hawksworth, Managing Director, Capital and Counties and Executive Director of Liberty International
+44 20 7887 7041, ian-hawksworth@capcount.com

Michael Sandler, Hudson Sandler
+44 20 7796 4133

Company Information:

LIBERTY INTERNATIONAL PLC is one of the UK's largest listed property companies and a constituent of the FTSE-100 index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

Liberty International owns Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business and Capital & Counties, a retail and commercial property investment and development company.

At 31 December 2006 Liberty International held £8.2 billion of investment properties of which UK regional shopping centres comprised 80 per cent and retail property in aggregate 92 per cent. Shareholders' funds (diluted) amounted to £5.0 billion.

CAPITAL SHOPPING CENTRES has interests in 14 UK regional shopping centres amounting to 12.4 million sq.ft. in aggregate including 8 of the UK's top 21 regional shopping centres. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford; and Manchester, Arndale. CSC has three major development projects underway or with planning permission in Cardiff, Oxford and Newcastle.

CAPITAL & COUNTIES held assets of £1.65 billion at 31 December 2006 amounting to 6.7 million sq.ft. in aggregate. Following recent purchases Capital & Counties now has around £620 million invested in the Covent Garden area including the historic Covent Garden Market, and a further £350 million in Central London.

In addition to some £450 million invested in other retail and commercial properties in the UK, Capital & Counties has interests in the USA amounting to around £350 million (2.4 million sq.ft.), predominantly comprising retail assets in California, notably the 856,000 sq.ft. Serramonte Shopping Centre, Daly City, San Francisco. Capital & Counties is a wholly owned subsidiary of Liberty International PLC.

EC&O Venues is one of the UK's leading operators of event venues, with a portfolio comprising Earls Court Exhibition Centre, Olympia Exhibition Centre and the Brewery (Chiswell Street, London EC1).

The venues host over 1,000 events every year, attended by more than 30,000 exhibiting companies and attracting in the region of three million visitors. Included within the venues' roster of events are the Daily Mail Ideal Home Show, the Metro Ski and Snowboard Show, the London Book Fair, the International Horse Show, Erotica, MPH and the BRIT Awards.

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Liberty International PLC to be

materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any information contained in this press release on the price at which shares or other securities in Liberty International PLC have been bought or sold in the past, or on the yield on such shares or other securities, should not be relied upon as a guide to future performance

END